STATEMENTS OF CASH FLOW CONTINUED





SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES:





February 2, 1982 to June 30, 1996
---------------------------------

(1) The Company exchanged $870,238 of notes and 1,074,611 shares of Common Stock (valued at $167,962) for pre-petition and post-petition Chapter 11 Bankruptcy debts in the amount of $1,038,201.

(2) The Company issued stock options for 639,938 shares of Common Stock in exchange for pre-petition Chapter 11 Bankruptcy debts (to the Company's present and former directors and employees) in the amount of $100,022.

(3) Deferred financing costs in the amount of $173,079 result from the issuance of 1,978,045 shares of Common Stock to the Company's Chairman of the Board in exchange for his guaranty of notes payable.






            See accompanying notes to financial statements

                    CISTRON BIOTECHNOLOGY, INC.

                   NOTES TO FINANCIAL STATEMENTS


1. DESCRIPTION OF COMPANY AND FINANCIAL STATEMENT PRESENTATION

Cistron Biotechnology, Inc. ("Cistron" or the "Company") was organized to develop, manufacture and license products based on recombinant DNA and immunological techniques for use in various therapeutic applications and for diagnostic purposes. The Company is a development stage enterprise since its products are currently available only to the research market and have yet to be approved for the diagnostic or therapeutic markets.
The Company operated as a debtor in possession under Chapter 11 of the Bankruptcy Act for the period May 26, 1988 through April 27, 1990.

  Cistron is a biotechnology company that uses recombinant DNA and immunological techniques to manufacture a line of cytokine products which it sells to the research market worldwide. Cytokines, consisting of lymphokines and monokines, are proteins that are regulators of the human immune response system released in the body by white blood cells.
Cistron's current products are sold to pharmaceutical companies, government agencies and academic institutions in the United States, Europe and Asia for cancer, arthritis and other autoimmune disease research. Cistron has also initiated development of immune system related products which may have applications in the diagnostic markets.

 The Company's principal current products consist of Interleukin-1 beta ("IL-1"), a lymphokine which initiates the immune response, monoclonal and polyclonal antibodies to IL-1 ("IL-1 Antibodies"), and an assay kit that measures IL-1 levels (the "IL-1 Assay"). The Company's IL-1 products are based upon the technology derived from research funded by Cistron on Interleukin-1 beta, the predominant form of IL-1 in humans, at the New England Medical Center Hospitals, Inc., Tufts University, Massachusetts Institute of Technology and Wellesley College (the "Institutions"). Cistron also manufactures and sells assays which measure tumor necrosis factor-alpha ("TNF"), which is a monokine that acts as a mediator of inflammation, and assays which incorporated both TNF and IL-1. In addition, the Company distributes in North America and Asia assays that measure another lymphokine, Interleukin-6, which is principally manufactured by another company.

 The Company's sales declined in Fiscal 1995 and again in Fiscal 1996.
During Fiscal 1995, the court awarded the Company damages, interest and attorneys fees of $2.7 million in connection with the PeproTech, Inc.
patent infringement cases. However, the defendant in this case has filed an appeal and has filed bankruptcy (See Note 9). While the Company continues to incur significant out-of-pocket expenses in connection with the Immunex Corp. litigation, remaining attorney fees are contingent on the recovery. A net loss of $1,106,166 was reported in Fiscal 1996 primarily as the result of litigation related expenses. The Company entered into a funded research agreement in Fiscal 1995 which generated other income of $400,000 in Fiscal 1996 and will generate $600,000 thereafter (See Note 5). After considering these factors, management believes that the Company will be able to generate sufficient cash flow to meet its obligations on a timely basis, the Company's liquidity and ability to fund its needs in Fiscal 1997 will be affected by the ongoing litigation with PeproTech and Immunex lawsuits. Should both these suits not reach conclusion in Fiscal 1997, the Company will seek additional sources of capital or debt financing and will reduce operating expenses. There can be no assurance that such financing will be available
to the Company on acceptable terms, if at all.   If adequate funds are not
available from operations, the outcome of the lawsuits or other sources, the Company's business would be materially adversely effected and substantial doubt could exist about the Company's ability to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

    a. Inventories
       -----------
       Inventories consist of finished goods and are stated at the lower of cost, determined on the first-in, first-out (FIFO) basis, or market.
    b. Property and equipment
       ----------------------
       Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets which range from 5 to 10 years. Amortization of leasehold improvements is computed over the remaining term of the lease.

c.  Patents
    -------
  Legal fees incurred in connection with obtaining patents are capitalized when their future recovery is determinable. The costs are amortized on the straight-line method over the life of the patent or expected recovery period, if shorter.

d. Royalties
   ---------
 Royalties payable to the Institutions, included in accrued expenses, which have granted the Company an exclusive license for IL-1 are recorded as cost of sales for product sold.

e. Income taxes
   ------------
 The Company files Federal and New Jersey state income tax returns. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting For Income Taxes", effective July 1, 1993. This statement supersedes Accounting Principles Board Opinion No. 11, "Income Taxes".
The adoption of SFAS NO. 109 had no effect on the Company's financial position at July 1, 1993.

 Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss and tax credit carryforwards.

f.  Net income (loss) per share of Common Stock
    -------------------------------------------
   Net income (loss) per share has been computed by dividing the net income
(loss) for the periods presented by the weighted average number of shares of common stock and equivalent common shares, if any, outstanding in each period. Equivalent common shares includes net shares issuable upon the assumed exercise of options using the treasury stock method. Equivalent common shares are not included in the net loss per share in Fiscal 1994 and 1996 since they are anti-dilutive.

g.  Statement of cash flows
    -----------------------
   For the purpose of the statement of cash flows, cash and cash equivalents includes demand deposits and time deposits with an original term to maturity of three months or less.

h. Fair value of financial instruments
   -----------------------------------
   The carrying amounts in the financial statements for accounts receivable, and accounts payable approximate fair value due to the short-term to nature of these instruments.

i. Recent pronouncements
   ---------------------
   The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The Company has determined that the implementation of SFAS No. 121 will not have a material adverse effect on the Companys' financial position and results of operations. The FASB also issued Statement No. 123, "Accounting for Stock-Based Compensation" which encourages, but does not require, employers to adopt a fair value method of accounting for employee stock-based compensation, and which required increased stock-based compensation disclosures if expense recognition is not adopted. The Company does not intend to elect expense recognition for stock options and therefore implementation of this Statement will not have an effect on the Company's operating results or financial condition.

j. Estimates
   ---------
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. ACCRUED EXPENSES AND ACCOUNTS PAYABLE


                                                  June 30,
                                        ----------------------------------

                                         1995                     1996
                                      ----------               ----------

 Accounts payable                    $    11,557             $    270,242
 Legal fees                              528,581                  943,101
 Accrued compensated absences             13,158                   15,128
 Other                                    57,088                   31,929
                                      ----------               ----------
                                         610,384                1,260,400
Less long-term portion of legal fees     268,098                  747,638
                                      ----------               ----------
                                      $  342,286              $   512,762
                                      ==========              ===========

Under an agreement with counsel representing the Company in certain litigation (See Note 9), out-of-pocket expenses incurred over $7,500 per month are not payable until the end of the litigation which is not expected to occur until after Fiscal 1996. Accordingly, $268,098 and $747,638 of legal expenses have been classified as long-term payables at June 30, 1995 and 1996, respectively. In the event that there is an outstanding balance at the conclusion or settlement of the litigation, the Company would be required to pay twice the outstanding balances of out-of-pocket expenses. The
Company plans to pay the remaining balances prior to the conclusion or settlement of the litigation, therefore no provision has been made in financial statements.

4. INCOME TAXES
The provision (benefit) for income taxes consist of the following:


                                Year ended June 30,
                        ------------------------------------

                        1994            1995            1996
                      --------       --------       --------
Federal.......        $  -            $ 5,700          $  -
State........            -                -               -
                      --------       --------       --------
                      $  -            $ 5,700          $  -
                      =========      ========       ========

The net effect of significant items comprising the Company's net deferred tax asset (liability) is as follows:

                                               June 30,
                                  -----------------------------------------
                                     1995                          1996
                                  ------------                 ------------
Operating loss carryforwards      $  3,045,000                 $  3,092,000
Tax credit carryforwards               372,000                      372,000
Liabilities not currently
deductible                              93,000                      302,000
Difference between book and
tax basis of property and
equipment, and patents                  (4,000)                       -
AMT credit carryforwards                 5,700                        3,300
                                  ------------                  -----------
                                     3,511,700                    3,769,300

Valuation Allowance                 (3,511,700)                  (3,769,300)
                                  ------------                   ----------
Net deferred tax asset/liability  $       -                    $       -
                                  ============                   ===========

 The realization of the deferred tax assets relates directly to the Company's ability to generate taxable income for Federal and state tax purposes. Management is not able to conclude that realization of these deferred tax assets is more likely than not as a result of the Company's earnings history. Reductions to the valuation allowance will be recorded when, in the opinion of management, the Company's ability to generate taxable income is more certain.

 The Company has available net operating loss carryforwards for Federal and New Jersey state tax purposes at June 30, 1996. The amounts and dates of expiration of the net operating losses for Federal tax purposes are $1,166,000 (2,000), $1,930,000 (2001), $2,954,000 (2002), $2,120,000
(2003), $60,000 (2008), $118,000 (2009) and $608,000 (2011).  The
Company also has available investment tax credits and research and development credits totaling $372,000 which expire from 1999 through 2002.

5. LICENSE FEE AND FUNDED RESEARCH

 In December 1994, the Company recorded $50,000 in license fees as the result of granting a non-exclusive sublicense, under the Company's IL-1 license from the Institutions, to another company for the use of IL-1 for research purposes.

 In March 1995, the Company entered into a License Agreement with R&D Systems under which the Company granted a sublicense to R&D Systems for the manufacture and sale of IL-1 products to the research market. Under this agreement, the Company received a $1 million license fee from which the Company paid the Institutions a fee of $70,000.
In April 1995, the Company also entered into a Research and Development Agreement with R&D Systems which will provide the Company with $1 million of research funding payable over a two and one-half year period which began July 1, 1995. In Fiscal 1996, the Company received $400,000 of research funding under this agreement and will receive $400,000 funding in Fiscal 1997 and $200,000 in Fiscal 1998.

6. INTEREST (INCOME)/EXPENSE - NET

   Net interest (income)/expense consists of the following:

                                                            February 2, 1982
                                                            (commencement of
                          Year ended June 30,                 operations) to
                  ------------------------------------      ----------------

                     1994          1995       1996           June 30, 1996
                  ----------    ----------  ----------        ----------
Interest income      $(908)      $(8,565)   $(26,919)         $(269,378)
Interest expense        -            -          -               192,423
                     ------       -------    --------          ---------
                     $(908)      $(8,565)   $(26,919)         $ (76,955)
                     ======       ======     =======           =========

7. COMMITMENTS

    a. Lease commitments

 The Company leases its facilities under an operating lease expiring in October 1997, with a renewal option for five additional years.
Rental expenses under this lease agreement were $123,000 for the years ended June 30, 1994, 1995 and 1996, respectively. The future minimum lease commitments are as follows:



            Year ended June 30,
          ----------------------
                    1997                  $  123,000
                    1998                      41,000
                                          ----------
                                          $  164,000


 b. Employment agreements
    ---------------------
 The Company has entered into employment agreements with its President and Vice President-Operations/Product Development for five-year periods ending April 30, 1999. The agreements provide for annual compensation of $165,000 and $90,000, respectively.

 c. Sponsored university research
    -----------------------------
 In August 1995, the Company entered into a sponsored research agreement with a university to further study IL-1's role in periodontal disease. Under this agreement, the Company will make payments of $175,000 in aggregate which started in September 1995.

8. MAJOR CUSTOMERS AND EXPORT SALES

 Sales to two customers constituted 33% (23% and 10%) of 1994 and 36% (26% and 10%) of Fiscal 1995 sales, respectively. Sales to three customers constituted 50% (25%, 15% and 10%) of Fiscal 1996 sales. Loss of any of these customers,if a comparable new customer is not found, would have a material adverse effect on the Company's sales.

 Export sales amounted to 15%, 13%, and 25% of sales in 1994, 1995, and 1996, respectively.

9. LITIGATION

 A. In December 1991, the Company, together with the Institutions, filed suit in U.S. District Court in Newark, New Jersey against PeproTech, Inc., alleging infringement of the Institutions' patent covering the production of recombinant IL-1, to which the Company holds an exclusive license.
The Company and the Institutions sought money damages for Cistron's lost sales and an injunction against further infringement. In September 1993, the U.S. District Court , district of New Jersey, granted the Company's and the Institutions' motion for summary judgment against PeproTech. In its decision, the court concluded that the scope of the Institutions' patent encompasses not only the full-length precursor of the IL-1 protein, but the protein's fragments as well. Trial was held during November and December 1993, in the United States District Court, District of New Jersey. In August 1994, the Court entered judgment in favor of the Company and the Institutions. In its decision, the court rejected PeproTech's arguments against the validity of the Institution's IL-1 patent and found that PeproTech's manufacture and sale of IL-1 was an infringement of the IL-1 patent. The Court ruled that PeproTech's infringement was willful and awarded $2.7 million in damages, interest and attorneys' fees to Cistron and the Institutions in October 1994. PeproTech filed a motion to stay execution of the judgment pending appeal and Cistron and the Institutions filed a motion to add PeproTech's president as a defendant. In July 1995, the Court denied both motions. PeproTech then filed an amended notice of appeal from the finding of patent validity and enforceability, infringement and the damages award and also in July 1995, PeproTech filed a petition under Chapter 11 of the Bankruptcy Code.

 Cistron and the Institutions filed a cross-notice of appeal requesting that if the Appellate Court reduces the amount of the damages award, then the Appellate Court should treble the award, based on PeproTech's willful infringement, up to a maximum of the originally awarded $2.7 million. Briefing by both parties at the Appellate Court has been completed.
Oral argument before the Appellate Court is scheduled for October 7, 1996. It is not known when the appeal might be decided.

 On April 11, 1996, a hearing was held in District Court to determine if PeproTech and its owners violated the Court's 1995 orders that enjoined PeproTech from infringing the IL-1 patent in the United States and which limited the transfer of assets from PeproTech during a certain period in 1995. It is not known when the District Court will make its rulings.

 PeproTech is still operating under the protection of the Bankruptcy Court while the appeal is pending. PeproTech has submitted a plan of reorganization to the Bankruptcy Court, but the plan has not yet been approved.

 Any damages collected by the Company and the Institutions, net of reimbursement of legal fees and costs incurred by them in this litigation, will be paid to the Company, which, in turn, will pay the Institutions an amount equal to 7% thereof, representing the Institutions' lost royalties. The Company has agreed to pay one-half of the legal fees incurred by the Company and the Institutions in connection with this litigation.

 B. In January 1992, the Company was notified by the Institutions that the U.S. Patent and Trademark Office (the "Patent Office") had declared an interference between a pending application owned by the Institutions and licensed to the Company and a pending application owned by Immunex Corp.
The subject matter of the interference, as defined by the Patent Office,
is "a substantially pure IL-1 beta protein."   In October 1993, the Company
was notified that the U.S. Patent and Trademark Office Board of Appeals and Interferences had entered a judgment of "no interference in fact" in the interference declared in January 1992 between pending patent claims licensed to the Company by the Institutions and pending patent claims of Immunex Corp. The pending claims will be referred back to the original examiners for further review. It is not presently known which claims, if any, will ultimately be allowed by the Patent Office. Should the Patent Office allow the claims of Immunex Corp. and deny those of the Institutions, the Company does not believe its current product line would be affected.

 On September 28, 1993, the Company filed suit in the U.S. District Court, District of New Jersey, against Immunex Corporation alleging misappropriation of trade secrets related to IL-1 and seeking damages therefor. Later that day, Immunex filed suit against the Company in the U.S. District Court, District of Washington, seeking declaratory judgment that Immunex did not misappropriate trade secrets and an injunction against the Company from claiming rights in Immunex's pending or issued patents. In December 1993, the U.S. District Court, District of New Jersey, transferred the Company's suit against Immunex to the District of Washington where Immunex's suit against the Company was pending.

 Immunex had asserted a counterclaim against the Company claiming that certain conduct by the Company constituted unfair competition and a violation of federal and the State of Washington's Consumer Protection Acts. In January 1994, the Company and Immunex agreed to combine the two suits into a single action in the District of Washington.

 In March 1994, Immunex filed a motion for summary judgment based upon statute of limitations and other time bar arguments. The Company submitted a brief opposing Immunex's motion in April 1994. Also in March 1994, Immunex filed a motion to a) limit discovery solely to issues related to the time bar issues and b) separate the potential trial between determination of liability and damages. In June 1994, the Judge denied Immunex's summary judgment motion as well as its motion to limit discovery. Also in October 1994, Immunex filed a motion to amend its counterclaim against the Company seeking a declaration of non-infringement, invalidity and nonenforceability of the IL-1b patent to which the Company holds an exclusive license.

 The Company submitted a motion to dismiss Immunex's counterclaim and a declaration promising not to sue Immunex for infringement of the IL-1b patent for Immunex's past, current or future production and use of IL-1b in its own research program; Immunex's existing or past commercial products or processes based on the use or sale of IL-1b; and Immunex's anticipated production and marketing of an IL-1 receptor based on Immunex's research and development which involved production or use of IL-1b. On September 18, 1995, Immunex withdrew its declaratory judgment counterclaim.

 The Judge's order said that he will give consideration to having the same jury decide liability first, and then, if necessary, decide damages issues following a short interval. In October 1994, the Company filed a civil complaint in the U.S. District Court, Western District of Washington, against certain Immunex founders and former officers, alleging misappropriation of trade secrets, fraud, and violations of the civil RICO Act. The Court granted the Company's motions to amend its complaint against Immunex to include a count alleging civil RICO Act violations and to consolidate its complaint against the Immunex founders with its complaint against Immunex. The Company's RICO count was dismissed in April, 1996. In November 1995, the Company filed to three additional causes of action against Immunex based on the same facts, for breach of duty of confidentiality, breach of contract/promissory estoppel, and unfair competition. Immunex moved for summary judgment on these counts in August 1996. In August 1996, Immunex also moved for summary judgment with respect to trade secret misappropriation case because the Massachusetts Institutions, from which Cistron's IL-1b rights were licensed, received NIH grants, and Immunex asserts that the Institutions cannot have trade secrets under the Bayh-Dole
Act.   Immunex also filed two additional motions for summary judgment seeking to limit the Company's damages claims, and a motion to strike the Company's jury demand on damages. The Company opposed each of those motions.

 On September 4, 1996, Immunex filed a motion for voluntary dismissal of their unfair competition counterclaim. The Court dismissed Immunex's counterclaim on September 24, 1996.

 In its answers to interrogatories, the Company indicated that it is preliminarily seeking monetary damages of approximately $30 - $70 million from Immunex. There can be no assurance as to what the final level of damages sought will be, or that the Company will be successful in receiving the amount sought either at trial or by settlement or that any award received might not be overturned or reduced after trial on appeal.

 On September 13, 1996, the District Court ruled on several motions for summary judgment in the Company's lawsuit against Immunex. The Court denied Immunex's motion seeking a ruling that the Company's claims for trade secret misappropriation, breach of confidentiality, and breach of contract or promissory estoppel, were preempted by the federal Bayh-Dole Act, and entered summary judgment for the Company on the preemption issue, concluding that the Bayh-Dole Act does not preempt the Company's state tort and contract claims. The Court also denied Immunex's motion for summary judgment on the Company's breach of confidentiality and breach of contract or promissory estoppel claims.

 The Court granted several of Immunex's motions for summary judgment on certain claims and measures of damages. The Court granted Immunex's motion for summary judgment on the Company's unfair competition claim, and granted Immunex's motion for summary judgment on two means of measuring damages, holding that the Company may not measure damages by using the market price of Immunex stock, and holding that the Company may not seek damages at trial based on the interest calculation described in the parties' motion papers. It was unclear from the Court's ruling whether the Company would be permitted to seek any sort of prejudgment interest or present value component of damages at trial.

 Trial in the Immunex suit which had been scheduled for September 24, 1996 is being rescheduled to November 1996 due to other scheduling conflicts of the Court.

The Company has incurred legal fees (included in administrative and marketing) in the amount of $180,000, $390,000 and $845,000 for the years ended June
30, 1994, 1995, and 1996, respectively, in connection with patents and litigation.


10. STOCK OPTIONS

 As of June 30, 1996, 1,157,913 shares of Common Stock were reserved for issuance in connection with options under the Company's Employee Incentive Stock Option Plan. Options are granted at not less than the fair market value of the stock at the date of grant, vest and generally become exercisable at the cumulative rate of 33-1/3% per annum commencing in the year of grant and expire ten years after the date of grant. Incentive stock options which fully vest and become exercisable six months after the date of grant (October 1996) have been granted to two employees.


 Other options to purchase the Company's Common Stock have been granted to directors of the Company, and to a consultant at the then fair market value. The options to the directors vest and become exercisable at the cumulative rate of 33-1/3% per annum commencing in the year of the grant except for one director's and one officer's options which fully vested and became exercisable six months after the date of grant (October 1995 and May 1996), respectively.